Exhibit 4.1

PROMISSORY NOTE

THIS NOTE AND THE SECURITIES THAT MAY BE ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.

$ ______________________	June __, 2016

FOR VALUE RECEIVED, Marina Biotech, Inc., a Delaware corporation (“Marina” or the “Borrower”), hereby promises to pay to ______________________ (the “Holder”), at ____________________________, or at such other place as Holder may from time to time designate in writing, on the Maturity Date (as defined below) the principal sum ___________________________ ($_______) (the “Principal”), together with interest in arrears from and including the date hereof on the unpaid Principal balance hereunder. This Promissory Note (as amended, modified and supplemented from time to time, this “Note”) is issued pursuant to that certain Note Purchase Agreement by and among Marina, the Holder and the other purchasers that are a party thereto, dated as of June 20, 2016 (as amended the “Purchase Agreement”). Unless otherwise converted or repaid pursuant to Section 4 or Section 5 below, the Principal shall be payable by the Borrower in accordance with the terms of this Note, but in any case no later than the earlier of (A) June 20, 2017, or (B) upon an acceleration in accordance with Section 7 herein (the “Maturity Date”). This Promissory Note is one of two (2) related promissory notes of like tenor issued by the Borrower on the date hereof to the Purchasers identified in the Purchase Agreement (collectively, the “Holders”), in the combined aggregate principal amount of $300,000.00 (collectively, the “Notes”). The Notes, together with the Purchase Agreement and all other agreements, instruments, documents and certificates executed and/or delivered in connection with the Purchase Agreement or the transaction documents contemplated thereby shall be termed the “Transaction Documents”. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

1.          Interest Rate. The Principal shall accrue interest from September 20, 2016 until the Principal is paid in full (or converted) at the rate of twelve percent (12%) per annum. Interest shall be calculated on the basis of a 360-day year, based on the number of days elapsed, and shall be paid on the Maturity Date, except to the extent that accrued interest is converted pursuant to Section 5 of this Note. In no event shall the interest rate on this Note exceed the maximum interest rate permitted by applicable law.

2.          Principal and Interest Repayment. Unless otherwise converted or repaid pursuant to Section 5 below, the entire outstanding Principal balance under this Note and accrued interest thereon shall be due on the Maturity Date.

3.          Place of Payment. All amounts payable hereunder shall be payable in immediately available funds in U.S. dollars at the address of Holder set forth above, unless another place of payment shall be specified in writing by the Holder; provided, that if the Holder shall give the Company wire instructions, payment shall be made by wire transfer. Any payment shall be accompanied by a statement reflecting the computation of the interest payment made.

4.          Prepayment of Note.

(a)         Voluntary Prepayment. The Borrower shall, with the consent of the Holder, have the right to prepay, without penalty or premium, any Principal and/or accrued interest due under this Note at any time and from time to time. If Borrower elects to make a prepayment under this Note, then any prepayment of the Principal shall be accompanied by all accrued interest on the amount of Principal being prepaid and the Borrower must simultaneously take the same action in the same proportion with respect to all of the other Notes.

(b)         Mandatory Prepayment. If the Borrower at any time while this Note is outstanding receives any cash payments (whether such payments are characterized as upfront, milestone, royalty, combined or otherwise) in the aggregate amount of not less than $250,000, as a result of the licensing, partnering or disposition of any of the technology held by the Borrower (and/or any Subsidiary), or any related product or asset, the Borrower shall pay to the Holders of the Notes, on a pro rata basis, promptly following the receipt of such funds, an amount equal to twenty-five percent (25%) of each payment actually received by the Borrower (and/or a Subsidiary), which payments shall be applied against the outstanding Principal balance of the Notes and the accrued and unpaid interest thereon, until such time as the Notes are repaid in full, with such payments being applied first to accrued interest and then to Principal. For the avoidance of doubt, the foregoing shall apply to funds received by the Borrower as a result of arrangements existing on the date on which this Note is issued, and any arrangements entered into by the Borrower thereafter. If a payment giving rise to a mandatory prepayment pursuant to this Section 4(b) is received by the Company after the date on which the Company is required to give notice pursuant to Section 5, the Holder shall have the right to elect to convert pursuant to Section 5 rather than receive the mandatory prepayment pursuant to this Section 4(b).

5.          Optional Conversion.

(a)         Conversion in Connection with Financing Transaction. The Borrower shall use its best efforts to provide the Holder with written notice not less than five (5) business days prior to the closing of any Financing Transaction that occurs while this Note is outstanding. Upon the closing of any Financing Transaction while this Note is outstanding, the Holder shall have the option, in its sole discretion, upon written notice to the Company, to either: (i) accelerate the Maturity Date of this Note, in which event the Borrower shall cause the entire outstanding Principal balance under this Note and accrued interest thereon to be repaid in cash; or (ii) convert the entire outstanding Principal balance under his Note and accrued interest thereon into New Securities to be issued and sold at the closing of such Financing Transaction. Upon such conversion, the Holder shall be entitled to receive a number of shares of the Borrower’s New Securities to be issued upon such conversion equal to the quotient obtained by dividing (i) the entire outstanding Principal balance under this Note and accrued interest thereon by (ii) the New Securities Price. The issuance of New Securities pursuant to the conversion of this Note will be on, and subject to, the same terms and conditions applicable to the New Securities issued in the applicable Financing Transaction. In the event that the Company does not give the Holder the five (5) business days’ notice, the Holder shall have the right to exercise the conversion right pursuant to this Section 5(a) until 5:00 PM, New York time, on the fifth (5th) business day after the date on which the Company gives the Holder notice of the Financing Transaction, regardless of whether the Financing Transaction shall have otherwise closed.

(b)         Mechanics of Conversion. In the event that this Note is converted pursuant to Section 5(a), the Holder shall surrender this Note, duly endorsed, to the Borrower at the closing of the Financing Transaction, and this Note shall thereupon be canceled. As soon as practicable following surrender of this Note (or a duly executed affidavit of loss with any indemnity requested by the Borrower) and at its expense, the Borrower will issue and deliver to the Holder a certificate or certificates representing the number New Securities to which the Holder is entitled upon such conversion, which New Securities shall be dated as of the date of conversion.

(c)         Financing Agreements. The Holder acknowledges that the conversion of this Note into New Securities pursuant to Section 5(a) may require the Holder’s execution of certain agreements relating to the purchase and sale of the New Securities, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the “Financing Agreements”). The Holder agrees to execute all of the Financing Agreements in connection with the conversion of this Note in the Financing Transaction as a result of which this Note has been converted; provided, however, that in no event shall the Holder be required to make any representations other than the Holder’s ownership of the Notes and his status as an accredited investor. For the absence of doubt, if the Holder elects to convert this Note pursuant to this Section 5, the Holder shall be entitled to the benefits of all anti-dilution provisions, all registration rights and all covenants provided to the investors in the Financing Agreements.

(d)         For purposes of this Note, the following terms have the following meanings:

“New Securities” means any shares of Common Stock, one or more classes of Common Stock Equivalents or a combination of Common Stock and one or more classes of Common Stock Equivalents. All fractional shares of Common Stock and all Common Stock Equivalents which would result in the issuance of fractional shares of Common Stock shall be rounded up to the next whole number of Shares.

“New Securities Price” means the lowest price paid for New Securities in the applicable Financing Transaction by investors.

(e)         In the event of a sale by the Holder or any assignee pursuant to Rule 144, the Company shall take such steps as may be necessary, including obtaining an opinion of its counsel at no cost to the Holder or assignee, as to the availability of Rule 144 in connection with any sale or with the removal of any stock transfer legends on the certificates representing the New Securities.

6.          Default. The occurrence of any of the following shall constitute an “Event of Default”:

(a)         Failure by the Borrower to pay (i) any unpaid principal balance of this Note on the Maturity Date or (ii) any payment of interest thereon on the due date therefor;

(b)         The Borrower breaches any of its other obligations under any of the Transaction Documents and fails to cure such breach within 30 days after the earlier of (i) the date on which an officer of the Borrower has actual knowledge of such failure and (ii) the date on which notice shall have been given to Borrower from Holder;

(c)         Any warranty, representation or statement made or deemed made by or on behalf of the Borrower in any of the Transaction Documents shall be false or misleading in any material respect at the time such warranty, representations or statement was made or deemed to be made;

(d)         One or more judgments, orders or decrees shall be rendered against the Borrower or any Subsidiary of the Borrower that exceeds by more than $150,000 any insurance coverage applicable thereto (to the extent the relevant insurer has been notified of such claim and has not denied coverage therefor) and either (i) enforcement proceedings shall have been commenced by any creditor upon any such judgment, order or decree or (ii) such judgment, order or decree shall not have been vacated or discharged for a period of 10 consecutive days and there shall not be in effect (by reason of a pending appeal or otherwise) any stay of enforcement thereof;

(e)         The Borrower or any Subsidiary of the Borrower shall generally not pay its debts as such debts become due, shall admit in writing its inability to pay its debts generally, shall make a general assignment for the benefit of creditors, or shall cease doing business as a going concern, (ii) any proceeding shall be instituted by or against the Borrower or any Subsidiary of the Borrower seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, composition of it or its debts or any similar order, in each case under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or seeking the entry of an order for relief or the appointment of a custodian, receiver, trustee, conservator, liquidating agent, liquidator, other similar official or other official with similar powers, in each case for it or for any substantial part of its property and, in the case of any such proceedings instituted against (but not by or with the consent of) the Borrower or such Subsidiary, either such proceedings shall remain undismissed or unstayed for a period of 45 days or more or any action sought in such proceedings shall occur or (iii) the Borrower or any Subsidiary of the Borrower shall take any corporate or similar action or any other action to authorize any action described in clause (i) or (ii) above;

(f)          Any material provision of any of the Transaction Documents shall fail to be valid and binding on, or enforceable against, the Borrower.

7.          Upon Occurrence of Event of Default. Upon the occurrence and during the continuance of an Event of Default, the Holder, at the Holder’s sole option, may declare all unpaid Principal hereof and all accrued interest thereon to be immediately due and payable and the same shall become immediately due and payable upon such declaration.

8.          Late Fees. If Holder does not receive any payment due under this Note or any of the Transaction Documents from the Borrower within four (4) days after its due date, then, at Holder’s election, Borrower agrees to pay to the Holder a late fee equal to (a) 5% of the amount of such unpaid payment or (b) such lesser amount that, if paid, would not cause the interest and fees paid by the borrower under this Agreement to exceed the Maximum Lawful Rate (as defined below) (the “Late Fee”).

9.          Default Rate. The Note shall bear interest, at the option of Holder, from and after the occurrence and during the continuation of an Event of Default, at a rate equal to the lesser of (a) seven percent (7%) above the rate of interest set forth in Section 1 and (b) the Maximum Lawful Rate (the “Default Rate”). The application of the Default Rate shall not be interpreted or deemed to extend any cure period or waive any Default or Event of Default or otherwise limit Holder’s right or remedies hereunder. All interest payable at the Default Rate shall be payable on demand.

10.        Maximum Lawful Rate. Anything herein or in any other Transaction Document to the contrary notwithstanding, the obligations of the Borrower thereunder shall be subject to the limitation that payments of interest shall not be required, for any period for which interest is computed hereunder, to the extent (but only to the extent) that contracting for or receiving such payment by Holders would be contrary to the provisions of any law applicable to Holders limiting the highest rate of interest which may be lawfully contracted for, charged or received by Holders, and in such event Borrower shall pay Holders interest at the highest rate permitted by applicable law (“Maximum Lawful Rate”); provided, however, that if at any time thereafter the rate of interest payable hereunder or thereunder is less than the Maximum Lawful Rate, Borrower shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Holders is equal to the total interest that would have been received had the interest payable hereunder been (but for the operation of this paragraph) the interest rate payable since the making of this Note as otherwise provided in this Note or any other Transaction Document.

11.        Waiver. The Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

12.        Unsecured Obligation. The Borrower’s obligations under this Note shall be unsecured obligations of the Borrower. In no event will any officer, director or stockholder of the Borrower be liable for any amounts due and payable under this Note.

13.        Amendments. Any term of this Note may be amended or waived upon the written consent of the Borrower and the Holder of this Note.

14.        Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

15.        Successors and Assigns. The provisions of this Note shall inure to the benefit of and be binding on any successor or assign of the Borrower or the Holder, as the case may be. If the Borrower shall merge or consolidate with or into, or transfer a material portion of its assets, including, but not limited to, permits, leases, operations, and/or goodwill, to another corporation or other form of business organization, the Borrower shall assign this Note to the successor of the Borrower resulting from such merger, consolidation, or transfer, and such successor shall assume such obligations. Except as expressly provided herein, the Borrower may not assign this Note without the prior consent of the other party hereto. No assignment by Borrower will be deemed a novation, but instead, Borrower shall continue to remain liable hereunder in the event Borrower’s obligations under this Note are not satisfied and this Note is not paid in the manner prescribed herein by any assignee of Borrower. Nothing in this Note shall be construed to prohibit or restrict the Holder from assigning or transferring this Note provided that such transfer is made in compliance with the Securities Act; provided, that if the Holder shall be an individual, the Holder may transfer this Note pursuant to his will or the applicable laws of intestate succession. Any transferee or assignee of this Note shall have all rights of the initial Holder of this Note.

IN WITNESS WHEREOF, each of the undersigned has executed this Note as of the date first set forth above.

Borrower:

MARINA BIOTECH, INC.

By:
Name:	Joseph W. Ramelli
Title:	Interim Chief Executive Officer